UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

21F, 55 Loushanguan Rd

Changning District Shanghai 200336

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change of Board of Directors, Executive Management, and Committee Composition

On December 9, 2025, the majority of directors (the “Directors”) of Nisun International Enterprise Development Group Co., Ltd (the “Company”) passed resolutions approving certain changes to the composition of the board of directors (the “Board”), its committees and executive management, as detailed below.

Departure of Independent Director

On December 9, 2025, the Directors received a letter of resignation from Ms. Haiying Xiang as independent director, the chairperson of audit committee and member of the nominating committee, effective as of December 9, 2025. Ms. Haiying Xiang’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Directors expressed its gratitude for her contributions and dedicated service to the Company.

Appointment of Co-Chief Executive Officer, Directors and Committee Chairperson

On December 9, 2025, the nominating committee of the Board recommended and the Directors appointed:

●	Mr. Li Guo as the co-chief executive officer of the Company and a director of the Board;
●	Mr. Ziming Huang as an independent director, the chairperson of audit committee and member of the nominating committee and member of the compensation committee to fill a vacancy caused by the resignation of Ms. Haiying Xiang; and
●	Ms. Yishi Huang as an independent director, the chairperson of nominating committee and member of the audit committee and member of the compensation committee to fill a vacancy caused by the resignation of Mr. Sheng Tang.

Mr. Li Guo is an executive with over 15 years of experience in sales and management in information technology and big data sector. From 2009 to 2025, Mr. Guo held various positions at Capital Online Data Service Co., Ltd. During his tenure, he served as Senior Sales Manager, Sales Director, Vice President of the Sales Department, and Deputy General Manager. In these roles, Mr. Guo oversaw the operations of the sales department and was responsible for daily business operations. Mr. Guo holds a Bachelor’s degree in Computer Science and Technology from Northeast Agricultural University, which he earned in 2008.

In connection with the appointment, on December 9, 2025, the Company entered into an employment agreement with Mr. Li Guo, a copy of which is filed as Exhibit 10.1 to this Form 6-K and are incorporated herein by reference.

Mr. Ziming Huang is an accounting and finance professional with over 15 years of experience in accounting. He joined Shenzhen Tianjian (Group) Co., Ltd in 2008, where he served as a cost accounting clerk, tax supervisor, accounting supervisor and project manager. He is responsible for managing accounting operations and leading project related matters. Mr. Huang holds a Bachelor’s degree in Accounting from Southwestern University of Finance and Economics, which he earned in 2008. The Directors have reviewed the qualifications of Mr. Huang and, based on such review and the recommendation of the nominating committee, have affirmatively determined that Mr. Huang meets the independence requirements set forth in the Nasdaq Listing Rule 5605(a)(2). The Directors have also determined that Mr. Huang qualifies as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K and possesses the financial sophistication required under Nasdaq Listing Rule 5605(c)(2)(A).

Ms. Yishi Huang is a qualified legal professional with a background in corporate compliance and legal advisory services. Since July 2025, Ms. Huang has served as Legal Counsel at Innovation Global Financial Group Limited, where she manages compliance management and provides legal guidance. Prior to this role, she worked as a Lawyer at Sundial Law Firm from October 2020 to September 2024, delivering legal services to clients. Ms. Huang holds a Master of Law degree in Chinese Law from Hong Kong University, earned in 2017, and a Bachelor of Law degree from Sun Yat-sen University, obtained in 2016. The Directors have reviewed the qualifications of Ms. Huang and, based on such review and the recommendation of the nominating committee, have affirmatively determined that Ms. Huang meets the independence requirements set forth in the Nasdaq Listing Rule 5605(a)(2).

There is no arrangement or understanding between Mr. Li Guo, Mr. Ziming Huang, Ms. Yishi Huang and any other person pursuant to which they were selected as an officer and a director of the Company, and there is no family relationship among Mr. Li Guo, Mr. Ziming Huang, Ms. Yishi Huang and any of the Company’s other directors or executive officers. Since the beginning of the Company’s last fiscal year, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and in which Mr. Li Guo, Mr. Ziming Huang, Ms. Yishi Huang had or will have a direct or indirect material interest that would be required to be reported under Item 404(a) of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nisun International Enterprise
Development Group Co., Ltd

Date: December 11, 2025	By:	/s/ Xin Liu
	Name:	Xin Liu
	Title:	Chief Executive Officer
(Principal Executive Officer) and Duly Authorized Officer

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